Exhibit 99.1

395 de Maisonneuve Blvd. West Montreal QC H3A 1L6 www.domtar.com Press Release FOR IMMEDIATE RELEASE
DOMTAR ANNOUNCES SECOND QUARTER 2006 FINANCIAL RESULTS
Montreal, August 1, 2006 — Domtar Inc. announced today a loss from continuing operations of $3 million ($0.01 per common share) in the second quarter of 2006 compared to a loss from continuing operations of $22 million ($0.10 per common share) in the first quarter of 2006 and earnings from continuing operations of $6 million ($0.02 per common share) in the second quarter of 2005.
SUMMARY OF RESULTS

	Q2 2006	Q1 2006	Q2 2005
(In millions of Canadian dollars, unless otherwise noted)

Sales	1,159	1,191	1,267
Operating profit (loss) from continuing operations[1]	26	(6)	37
Earnings (loss) from continuing operations	(3)	(22)	6
Net earnings (loss)	(9)	(24)	2
Earnings (loss) from continuing operations per common share (in dollars)	(0.01)	(0.10)	0.02
Net earnings (loss) per common share (in dollars)	(0.04)	(0.10)	0.01
Excluding specified items[1]
Operating profit (loss) from continuing operations	44	(15)	39
Earnings (loss) from continuing operations	3	(30)	7
Earnings (loss) from continuing operations per common share (in dollars)	0.01	(0.13)	0.03

(1)	Operating profit from continuing operations is a non-GAAP measure. For a discussion on specified items and the use of non-GAAP measures, see “Notes to the summary of results” in the appendix.
“Overall, our operations continued to benefit from price increases covering most of our products, as well as continued strength in all of our different market segments except for lumber. While our costs continue to be impacted by the strong Canadian dollar that reached its highest level since the 1970s, today’s improved results from the first quarter also illustrate our employees’ efforts and focus on executing the restructuring plan announced in November 2005. The closure of our Vancouver mill in June was a major step in a series of measures aimed at improving the Company’s profitability and cash flow generation.”
“With regard to the softwood lumber dispute, Domtar remains critical of the proposed framework agreement, considering Canada’s many key legal victories. The settlement would deprive our shareholders of 20% of the duties collected so far by the U.S. Government, with no guarantee of a long-standing trade peace,” said Raymond Royer, Domtar’s President and Chief Executive Officer.

OPERATIONAL REVIEW
SECOND QUARTER 2006 COMPARED TO FIRST QUARTER 2006

In accordance with Canadian generally accepted accounting principles, effective in the second quarter of 2006, the information pertaining to our Vancouver paper mill will no longer be included in our Paper business but presented as a discontinued operation and assets held for sale. Subsequent to quarter-end, we reached an agreement to sell our Vancouver paper mill property, subject to a number of closing conditions.

PAPERS	Q2 2006	Q1 2006	Variance
(In millions of Canadian dollars)

Operating profit (loss) from continuing operations	17	(18)	35
Operating profit (loss) from continuing operations, excluding specified items	36	(22)	58

The $58 million increase in operating profit from continuing operations excluding specified items in the Papers segment was mainly the result of higher average selling prices for paper and pulp as well as the benefit pursuant to the closures of the Cornwall and Ottawa paper mills which were effective at the end of the first quarter. These factors were partially offset by lower shipments for paper as well as the negative impact of a stronger Canadian dollar.

PAPER MERCHANTS	Q2 2006	Q1 2006	Variance
(In millions of Canadian dollars)

Operating profit from continuing operations	3	4	(1)
Operating profit from continuing operations, excluding specified items	3	4	(1)

The $1 million decrease in operating profit from continuing operations excluding specified items in the Paper Merchants segment was primarily due to lower margins offset by operating cost reductions.

WOOD	Q2 2006	Q1 2006	Variance
(In millions of Canadian dollars)

Operating loss from continuing operations	(10)	(5)	(5)
Operating loss from continuing operations, excluding specified items	(9)	(6)	(3)

The $3 million increase in operating loss from continuing operations excluding specified items in the Wood segment was mainly attributable to lower average selling prices and the negative impact of a stronger Canadian dollar. These factors were partially mitigated by the Ontario government’s one-time retroactive reduction in Crown stumpage fees related to 2005 and 2006. The previously announced closures of the Malartic and Grand-Remous sawmills became effective in the second quarter of 2006.

PACKAGING	Q2 2006	Q1 2006	Variance
(In millions of Canadian dollars)

Operating profit from continuing operations	16	11	5
Operating profit from continuing operations, excluding specified items	14	7	7

The $7 million increase in operating profit from continuing operations excluding specified items in the Packaging segment (our 50% share of Norampac Inc.) was mainly attributable to higher average selling prices for both containerboard and corrugated containers, higher shipments of corrugated containers and lower costs for purchased recycled fiber and energy, partially offset by the negative impact of a stronger Canadian dollar and lower containerboard shipments.

LIQUIDITY AND CAPITAL

FREE CASH FLOW [1]	Q2 2006	Q1 2006	Q2 2005
(In millions of Canadian dollars)

Cash flows provided from operating activities of continuing operations before changes in working capital and other items	79	28	93
Changes in working capital and other items	(21)	(42)	(44)

Cash flows provided from (used for) operating activities of continuing operations	58	(14)	49
Net additions to property, plant and equipment	(33)	(24)	(37)

Free cash flow	25	(38)	12

Free cash flow amounted to $25 million in the second quarter of 2006 reflecting $21 million of cash requirements for working capital.
     Domtar’s net debt-to-total capitalization ratio1 as at June 30, 2006 stood at 57.9% compared to 57.7% as at December 31, 2005. Domtar’s net indebtedness decreased by $53 million, largely due to the positive impact of a stronger Canadian dollar (based on month-end exchange rates) on our U.S. dollar denominated debt.

(1)	For a discussion on the use of non-GAAP measures, see “Notes to the summary of results” in the appendix.
OUTLOOK

The Papers segment continues to enjoy improved market conditions in our core uncoated freesheet markets. While we remain concerned by the potentially negative consequences of the softwood lumber negotiations, we expect a favorable pulp, paper, and containerboard market environment for the remainder of 2006, and we are determined to achieve the full potential of our restructuring plan.
FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate”, “believe”, “expect”, “intend”, “aim”, “target”, “plan”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management.
     Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations and other factors referenced herein and in Domtar’s continuous disclosure filings.

These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Unless specifically required by law, Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” in Domtar’s Management’s Discussion and Analysis (MD&A).
SECOND QUARTER 2006 RESULTS
WEBCAST

You are invited to listen to a live broadcast of the conference call with financial analysts that the Company will be holding today to present its second quarter 2006 financial results. It will take place at 4:00 p.m. (EDT) on the Domtar corporate website at: www.domtar.com.
     DOMTAR IS THE THIRD LARGEST PRODUCER OF UNCOATED FREESHEET PAPER IN NORTH AMERICA. IT IS ALSO A LEADING MANUFACTURER OF BUSINESS PAPERS, COMMERCIAL PRINTING AND PUBLICATION PAPERS, AND TECHNICAL AND SPECIALTY PAPERS. DOMTAR MANAGES ACCORDING TO INTERNATIONALLY RECOGNIZED STANDARDS 17 MILLION ACRES OF FORESTLAND IN CANADA AND THE UNITED STATES, AND PRODUCES LUMBER AND OTHER WOOD PRODUCTS. DOMTAR HAS APPROXIMATELY 9,000 EMPLOYEES ACROSS NORTH AMERICA. THE COMPANY ALSO HAS A 50% INVESTMENT INTEREST IN NORAMPAC INC., THE LARGEST CANADIAN PRODUCER OF CONTAINERBOARD.

TICKER SYMBOL	SOURCE	INFORMATION

DTC (TSX,NYSE)	Daniel Buron	Christian Tardif
	Senior Vice-President and	Senior Manager, Corporate and Financial
	Chief Financial Officer	Communications
	Tel.: (514) 848-5234	Tel.: (514) 848-5515
	Email: daniel.buron@domtar.com	Email: christian.tardif@domtar.com

INVESTOR RELATIONS
Pascal Bossé
Manager, Investor Relations
Tel.: (514) 848-5938
Email: pascal.bosse@domtar.com

APPENDIX

NOTES TO THE SUMMARY OF RESULTS
NOTE 1.

SPECIFIED ITEMS
In Domtar’s view, specified items are items that do not typify normal operating activities. The following table reconciles operating profit (loss) from continuing operations, earnings (loss) from continuing operations, earnings (loss) from continuing operations per share, determined in accordance with GAAP*, to operating profit (loss) from continuing operations, earnings (loss) from continuing operations, earnings (loss) from continuing operations per share, excluding specified items.

	Q2 2006			Q1 2006			Q2 2005
(In millions of Canadian dollars, unless otherwise noted)
						Loss from			Earnings from
			Earnings (loss) from	Operating loss from	Loss from	continuing	Operating profit	Earnings from	continuing
	Operating profit from	Earnings (loss) from	continuing operations	continuing	continuing	operations per	from continuing	continuing	operations per
	continuing operations	continuing operations	per share (in dollars)	operations	operations	share (in dollars)	operations	operations	share (in dollars)
As per GAAP*	26	(3)	(0.01)	(6)	(22)	(0.10)	37	6	0.02
Specified items:
Gains on sales of property, plant and equipment (a)	—	—		—	—		(4)	(3)
Closure and restructuring costs (b)	19	13		3	2		10	6
Legal settlements (c)	—	—		(7)	(7)		—	1
Unrealized mark-to-market (gains) losses (d)	(1)	(1)		(5)	(3)		(1)	(1)
Income tax legislation modification (e)	—	(4)		—	—		—	—
Foreign exchange (gains) losses on long-term debt (f)	—	(2)		—	—		—	—
Insurance recoveries (g)	—	—		—	—		(3)	(2)

	18	6	0.02	(9)	(8)	(0.03)	2	1	0.01

Excluding specified items	44	3	0.01	(15)	(30)	(0.13)	39	7	0.03

*	Except for operating profit (loss) from continuing operations which is a non-GAAP measure. See note 2.
a)	Sales of property, plant and equipment

Domtar’s results include gains or losses on sales of property, plant and equipment. These gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

b)	Closure and restructuring costs

Domtar’s results include closure and restructuring charges. These charges are presented under “Closure and restructuring costs” in the financial statements.

c)	Legal settlements

Domtar’s results include charges or revenues related to legal settlements. These charges or revenues are presented under “Selling, general and administrative” expenses in the financial statements.

NOTE 1.

SPECIFIED ITEMS (CONTINUED)
d)      Unrealized mark-to-market gains or losses
Domtar’s results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.
e)      Income tax legislation modification
Domtar’s results include charges related to modifications to the income tax legislation. These charges are presented under “Income tax recovery” in the financial statements.
f)      Foreign exchange impact on long-term debt
Domtar’s results include foreign exchange gains or losses on the translation of a portion of its long-term debt. Such gains or losses are presented under “Financing expenses” in the financial statements.
g)      Insurance recoveries
Domtar’s results include insurance recoveries. These insurance recoveries are presented under “Selling, general and administrative” expenses in the financial statements.
NOTE 2.

USE OF NON-GAAP MEASURES
Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian GAAP.
     Operating profit (loss) from continuing operations is a non-GAAP measure that is calculated within Domtar’s financial statements. Domtar focuses on operating profit (loss) from continuing operations as this measure enables it to compare its results between periods without regard to debt service or income taxes.
     Operating profit (loss) from continuing operations excluding specified items, earnings (loss) from continuing operations excluding specified items, earnings (loss) from continuing operations per common share excluding specified items are non-GAAP measures. Measures excluding specified items are used in evaluating the Company’s performance between periods without regard to specified items that adversely or positively affected its GAAP measures.
     Free cash flow is a non-GAAP measure that is defined as the amount by which cash flows provided from continuing operating activities, as determined in accordance with GAAP, exceed net additions to property, plant and equipment, as determined in accordance with GAAP. Free cash flow is used in evaluating the Company’s ability to service its debt and pay dividends to its shareholders.
     Net debt-to-total capitalization ratio is a non-GAAP measure that is calculated as long-term debt and bank indebtedness, net of cash and cash equivalents, to the sum of net debt and shareholders’ equity. Domtar’s management tracks this ratio on a regular basis in order to assess its debt position.
     The above non-GAAP measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. Domtar believes that it would be useful for investors and other users to be aware of these measures so they can better assess the Company’s performance.